# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Broad Capital Acquisition Corp, CIK 0001865120
CUSIP: 11125B201
Title of class of securities: Common stock included as part of the Units
Address of issuer's principal executive offices: 6208 SANDPEBBLE CT., Dallas, Texas (TX), 75254
Date of event which requires filing of this statement: 01/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-23-001011
Filed by CIK 0001600344

## Reporting persons
- Lighthouse Investment Partners, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MAP 136 Segregated Portfolio, a segregated portfolio of LMA SPC: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Broad Capital Acquisition Corp
Address of issuer's principal executive offices: 6208 Sandpebble Court Dallas, Texas 75254

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons")

i) Lighthouse Investment Partners, LLC ("Lighthouse")

ii) MAP 136 Segregated Portfolio, a segregated portfolio of LMA SPC ("MAP 136")

This Statement relates to the Issuers shares of common stock ("Shares") directly beneficially owned by MAP 136. Lighthouse serves as the investment manager of MAP 136. Because Lighthouse may be deemed to control MAP 136, Lighthouse may be deemed to beneficially own, and to have the power to vote or direct the vote of, and the power to direct the disposition of the Issuer's Shares reported herein.
Address of principal business office or, if none, residence:
3801 PGA Boulevard, Suite 604, Palm Beach Gardens, FL 33410

Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands
Citizenship: MAP 136 is a segregated portfolio of LMA SPC, a Cayman Islands segregated portfolio company. Lighthouse is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: As of January 31, 2025, Lighthouse Investment Partners, LLC and MAP 136 may be deemed the beneficial owner of 0 Shares.
Percent of class: As of January 31, 2025, Lighthouse Investment Partners, LLC and MAP 136 may be deemed the beneficial owner of approximately 0% of Shares outstanding.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Lighthouse Investment Partners, LLC and MAP 136 Segregated Portfolio is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Lighthouse Investment Partners, LLC: Robert P. Swan, Robert P. Swan, Vice President (02/07/2025)
- MAP 136 Segregated Portfolio, a segregated portfolio of LMA SPC: Robert P. Swan, Robert P. Swan, Director (02/07/2025)